Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated May 2, 2013

$[—] Callable Buffered Range Accrual Notes due February 28, 2019 Linked to the Performance of the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-7874

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	May 28, 2013

Issue Date:	May 31, 2013

Final Valuation Date:	February 25, 2019

Maturity Date:	February 28, 2019, subject to Early Redemption at the Option of the Issuer (as set forth below).

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)

Early Redemption at the Option of the Issuer:	The Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price set forth below on any Interest Payment Date, beginning with the Interest Payment Date following the Interest Determination Date scheduled to occur on May 28, 2014, provided the Issuer provides at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option, the monthly Interest Payment Date on which the Issuer so exercises the redemption option will be referred to as the “Early Redemption Date”. In that case, you will not receive any additional Interest Payments following the redemption.

Redemption Price:	If the Issuer exercises its redemption option (pursuant to the “Early Redemption at the Option of the Issuer” provision), you will receive on the Early Redemption Date 100% of the principal amount of your Notes plus any Interest Payment that may be due on such date.

Reference Asset Return:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Buffer Percentage:	20.00%

Payment at Maturity:	If your Notes are not early redeemed by us pursuant to the “Early Redemption at the Option of the Issuer” provision, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the Maturity Date, determined as follows:

•	If the Final Level is greater than the Barrier Level: $1,000 plus any Interest Payment due at maturity.

•

If the Final Level is equal to or less than the Barrier Level: an amount equal to (a) $1,000 plus (b) (i) $1,000 times the sum of (ii) the Reference Asset Return plus the Buffer Percentage. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

You will also receive any Interest Payment due at maturity.

If the Final Level declines by 20% or more from its Initial Level, you will lose 1% of the principal amount of your Note for every 1% that the Reference Asset Return falls below -20.00% of its Initial Level. You may lose up to 80% of the principal amount of your Notes, without taking into account any interest payments on the Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Above Barrier Level Rate:	0.500% per month (6.00% per annum)

Accrual Period:	The period from and including the Initial Valuation Date to and excluding the first Interest Determination Date, and each successive period from and including the preceding Interest Determination Date to but excluding the next Interest Determination Date.

Accrual Factor:

For any Accrual Period, the number of Scheduled Trading Days in that Accrual Period on which the Closing Level of the Reference Asset is greater than the Barrier Level divided by the total number of Scheduled Trading Days in that Accrual Period.

Notwithstanding anything else to the contrary, if the Index is subject to a Market Disruption Event, the Closing Level on such date will equal the Closing Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing. See “Reference Assets-Equity Securities-Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-99 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

Interest Rate:	For each Accrual Period, the applicable interest rate will be equal to the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor.

Interest Payment:	On each monthly Interest Payment Date, the Notes will pay an interest payment equal the product $1,000 times the applicable Interest Rate.

Interest Payment Dates*:	Monthly, five business days following each Interest Determination Date, except that the final Interest Payment Date shall be the Maturity Date or the Early Redemption Date, if applicable.

Interest Determination Dates:

Monthly, on the 28th day of each month beginning on June 28, 2013, provided that the final Interest Determination Date will be the Final Valuation Date, subject to postponement for non-Scheduled Trading Days, and subject to the Modified Following Business Day Convention.

For the avoidance of doubt, because the Interest Determination Dates are subject to the Modified Following Business Day Convention, the Interest Determination Date scheduled to occur in February 2015 will be on February 27, 2015 and the Interest Determination Date scheduled to occur in February 2016 will occur on February 29, 2016.

Initial Level:	[—], the Closing Level of the Reference Asset on the Initial Valuation Date.

Final Level:	The Closing Level of the Reference Asset on the Final Valuation Date.

Barrier Level:	[—], which is 80.00% of the Initial Level (rounded to the nearest hundredth).

Closing Level:

On any Scheduled Trading Day, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “RTY<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

As stated above, and notwithstanding anything else to the contrary, if the Index is subject to a Market Disruption Event, the Closing Level on such date will equal the Closing Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing. See “Reference Assets-Equity Securities-Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-99 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

Furthermore, in certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying prospectus supplement.

Scheduled Trading Day	With respect to the Index, a day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each underlying component is traded is scheduled to be open for trading, and trading is generally conducted on each such relevant exchange.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally, are authorized or obligated by law or executive order to close.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TUJ4 / US06741TUJ41

*	If such day is not a business day, payment will be made on the immediately following business day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	3.50%	96.50%
Total	$	$	$

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to 3.50% of the principal amount of the Notes, or $35.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions or fees or commissions. In such circumstances, Barclays Capital Inc. will also forgo some or all commissions paid to it by the Issuer. As such, the public offering price for investors purchasing the Notes in fee-based advisory accounts may be as low as $965.00 per Note.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Amounts Payable on the Notes

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.

Hypothetical Monthly Interest Payments per Note

As described above, the Notes may pay a contingent monthly interest payment on each Interest Payment Date at an interest rate calculated based on the Closing Level on each Scheduled Trading Day in an Accrual Period, the Above Barrier Level Rate and Accrual Factor. The following illustrates the process by which the Interest Rate and Interest Payment are determined for any such Accrual Period.

For purposes of these examples, we assume that the Notes are not subject to the Early Redemption at the Option of the Issuer provision. If the Notes were subject to early redemption, the investor would receive on the related Early Redemption Date an amount in cash per Note equal to $1,000 plus the related Interest Payment, if any. In that case, the investor will not receive any additional Interest Payments following the redemption.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each Scheduled Trading Day in an Accrual Period, the Closing Level is determined and evaluated relative to the Barrier Level. The amount of interest payable on the Notes for any Accrual Period is dependent on the Accrual Factor. The Accrual Factor for any Accrual Period is a fraction, where the numerator reflects the number of Scheduled Trading Days in that Accrual Period on which the Closing Level is (or is deemed to be) greater than the Barrier Level, and the denominator reflects the total number of Scheduled Trading Days in that Accrual Period.

Step 2: Calculate the effective Interest Rate for each Accrual Period.

For each Scheduled Trading Day in an Accrual Period on which the Closing Level is (or is deemed to be) greater than the Barrier Level, the applicable Above Barrier Level Rate will accrue. As such, the effective interest rate for any Accrual Period will be equal to the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor.

The maximum possible interest rate for any Accrual Period is the Above Barrier Level Rate of 0.50% per month (6.00% per annum), and the actual or effective interest rate for any Accrual Period will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Closing Level is equal to or less than the Barrier Level. As a result, the possible interest rate for any Accrual Period could potentially be zero. See “Selected Risk Factors—Barrier Level/Interest Payment Risk”.

Step 3: Calculate the Interest Payment amount payable for each Interest Payment Date.

For each Accrual Period, once the Calculation Agent has determined the effective interest rate on the related Interest Determination Date, the Calculation Agent will calculate the Interest Payment due on the Interest Payment Date immediately succeeding such Interest Determination Date. Specifically, the resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day. Payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date.

Additional examples of Interest Rate and Interest Payment Calculations

The following examples illustrate how the interest rate and interest payment amount would be calculated for a given Accrual Period under different Accrual Factor scenarios. Note that, for purposes of the hypothetical interest payment calculations set forth below, we are assuming that (i) an Above Barrier Level Rate of 0.500% per month (6.00% per annum); (ii) there are 20 Scheduled Trading Days in the Accrual Period; and (iii) the Index is not subject to a market disruption event on any Scheduled Trading Day in the Accrual Period.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Index. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Level Rate	Number of Scheduled Trading Days in Accrual Period on which the Closing Level is equal to or less than the Barrier Level	Number of Scheduled Trading Days in Accrual Period on which the Closing Level is greater than the Barrier Level	Accrual Factor[1]	Effective Interest Rate[2]	Monthly Interest Payment (per $1,000 Note) [3]
0.50%	0	20	1.00	0.500%	$5.00
0.50%	5	15	0.75	0.375%	$3.75
0.50%	10	10	0.50	0.250%	$2.50
0.50%	15	5	0.25	0.125%	$1.25
0.50%	20	0	0.00	0.00%	$0.00

1.	The number of Scheduled Trading Days in the Accrual Period on which the Closing Level is greater than the Barrier Level divided by the total number of Scheduled Trading Days in the Accrual Period.
2.	The effective interest rate is equal to the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor (no interest will accrue for any Scheduled Trading Days in the Accrual Period on which the Closing Level was equal to or less than the Barrier Level).
3.	Interest payment equals the principal amount times the effective interest rate.

Example 1: If, on every Scheduled Trading Day during the relevant Accrual Period, the Closing Level is greater than the Barrier Level, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Barrier Level Rate of 0.500% per month (6.00% per annum) would accrue for every Scheduled Trading Day in the Accrual Period. As a result, the effective interest rate for that Accrual Period would be equal to the Above Barrier Level Rate of 0.500%, the maximum interest rate for that Accrual Period, and you would receive an interest payment of $5.00 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Principal Amount × effective Interest Rate = Interest Payment

$1,000 × 0.500% = $5.00

Example 2: If, on every Scheduled Trading Day during the relevant Accrual Period, the Closing Level is equal to or less than the Barrier Level, the related Accrual Factor would equal 0%, or 0.0. In this case, the interest rate for that Accrual Period would be equal to 0.00%, and you would receive no interest payment on the related monthly Interest Payment Date (the interest payment would be $0).

Example 3: If the Closing Level is greater than the Barrier Level on 25.00% of the Scheduled Trading Days in the relevant Accrual Period, but equal to or less than the Barrier Level on the other 75.00% of the relevant Scheduled Trading Days, the related Accrual Factor would equal 25.00%, or 0.25. In this case, the Above Barrier Level Rate of 0.500% would accrue for 25.00% of the Scheduled Trading Days in that Accrual Period. As a result, the effective interest rate for that Accrual Period would be 0.125%, calculated as follows:

Effective Interest Rate = 0.500% × 0.25 = 0.125%

Based on the effective interest rate for the relevant Accrual Period determined per the above, you would receive an interest payment of $1.25 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Principal Amount × effective Interest Rate = Interest Payment

$1,000 × 0.125% = $1.25

Hypothetical Payment at Maturity Assuming a Range of Performance for the Reference Asset (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis. Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Level of the Russell 2000 Index is 947.46, (ii) the Barrier Level with respect to the Russell 2000 Index is 757.97 (the Initial Level of the Russell 2000 Index multiplied by 80.00%, rounded to the nearest hundredth), and (iii) the Notes are not redeemed prior to maturity pursuant to “Early Redemption at the Option of the Issuer” as described above. The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final Interest Payment, will depend on whether the Final Level of the Index is greater than, equal to or less than the Barrier Level. You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Final Level of the Index is greater than the Barrier Level with respect the Index.

If the Final Level of the Index is less than the Barrier Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times the sum of (ii) the Reference Asset Return plus the Buffer Percentage.

Final Level	Reference Asset Return	Payment at Maturity*
1,894.92	100.00%	$1,000.00
1,800.17	90.00%	$1,000.00
1,705.43	80.00%	$1,000.00
1,610.68	70.00%	$1,000.00
1,515.94	60.00%	$1,000.00
1,421.19	50.00%	$1,000.00
1,326.44	40.00%	$1,000.00
1,231.70	30.00%	$1,000.00
1,136.95	20.00%	$1,000.00
1,042.21	10.00%	$1,000.00
9,94.83	5.00%	$1,000.00
947.46	0.00%	$1,000.00
900.09	-5.00%	$1,000.00
852.71	-10.00%	$1,000.00
805.34	-15.00%	$1,000.00
757.97	-20.00%	$1,000.00
710.60	-25.00%	$950.00
663.22	-30.00%	$900.00
568.48	-40.00%	$800.00
473.73	-50.00%	$700.00
378.98	-60.00%	$600.00
284.24	-70.00%	$500.00
189.49	-80.00%	$400.00
94.75	-90.00%	$300.00
0.00	-100.00%	$200.00

*	Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from an Initial Level of 947.46 to a Final Level of 1,042.21. Because the Final Level of the Reference Asset is greater than the Initial Level (and, accordingly, greater than the Barrier Level), the investor receives a payment at maturity (in addition to the final Interest Payment due on the Notes) of $1,000 per $1,000 principal amount Note.

Example 2: The level of the Reference Asset decreases from an Initial Level of 947.46 to a Final Level of 805.34.

Although the Final Level of the Reference Asset is less than the Initial Level, the Final Level is not less than the Barrier Level. Accordingly, the investor will receive a payment at maturity (in addition to the final Interest Payment due on the Notes) of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Reference Asset decreases from an Initial Level of 947.46 to a Final Level of 568.48.

Because the Final Level of the Index is less than the Barrier Level, the investor will receive a payment maturity (in addition to the final Interest Payment, if any, due on the Notes) of $800.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

$1,000 + [$1,000 × (-40.00% + 20.00%)] = $800.00

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Interest Determination Dates, Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Exposure to the U.S. Equities of the Russell 2000® Index—The return (including the contingent monthly interest payments) on the Notes depends on the performance of the Russell 2000® Index on the various dates of determination as described in this preliminary pricing supplement. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “Description of the Index” in this preliminary pricing supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing executory contract with respect to the Reference Asset.

If your Notes are properly treated as a contingent income-bearing executory contract, it would be reasonable (i) to treat any Interest Payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time (other than amounts attributable to an Interest Payment) and your basis in the Notes for U.S. federal income tax purposes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Any character mismatch arising from your inclusion of ordinary income in respect of the Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Interest Payments (if any) that are made on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

In addition, it is possible that (i) you should not include the Interest Payments (if any) in income as you receive them and instead you should reduce your basis in your Notes by the amount of the Interest Payments that you receive; (ii) you should not include the Interest Payments (if any) in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the Interest Payments made to you over the term of the Notes (including any Interest Payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the Interest Payments to be made on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon the sale, redemption or maturity (excluding any Interest Payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the Interest Payments to be made on the Notes); or (iii) if an Interest Payment is made at redemption or maturity, such Interest Payment should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at such time.

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component. If the Notes were treated as notional principal contracts, you could be required to accrue income over the term of your Notes in respect of the loan component (which may exceed the Interest Payments, if any, that are made on the Notes), and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss. You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Medicare Tax. As discussed under “Certain U.S. Federal Income Tax Considerations—Medicare Tax” in the accompanying prospectus supplement, certain U.S. holders will be subject to a 3.8% Medicare tax on their “net investment income” if their modified adjusted gross income for the taxable year is over a certain threshold. Net investment income will include any gain that a U.S. holder recognizes upon the sale, redemption or maturity of the Notes, unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). It is not clear, however, whether the Medicare tax would apply to any Interest Payments that you receive on the Notes, unless such Interest Payments are derived in the ordinary course of the conduct of a trade or business (in which case the Interest Payments should be treated as net investment income if they are derived in a trade or business that consists of certain trading or passive activities and should otherwise not be treated as net investment income). Accordingly, U.S. holders that do not hold the Notes in the ordinary conduct of a trade or business should consult their tax advisors regarding the application of the Medicare tax to the Interest Payments.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Interest Payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Interest Payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—” in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise); and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level.

In addition to the risks described above, you should consider the following:

•

Barrier Level / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Index (or the underlying components of the Index) or ordinary debt securities which provide for fixed regular payment of interest. Instead, the amount of interest payable on the Notes for any Accrual Period is dependent on whether the Closing Level is greater than the Barrier Level on the Scheduled Trading Days during a given Accrual Period. For each Scheduled Trading Day in an Accrual Period on which the Closing Level is (or is deemed to be) greater than the Barrier Level, the Above Barrier Level Rate will accrue; conversely, for each Scheduled Trading Day in an Accrual Period on which the Barrier Level is equal to or less than the Barrier Level, no interest will accrue. As a result, if the Closing Level is equal to or less than the Barrier Level on one or more Scheduled Trading Days during an Accrual Period, then the interest rate for that Accrual Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Closing Level is equal to or less than the Barrier Level.

Accordingly, you will not under any circumstances receive more than the maximum possible interest rate for any Accrual Period of 0.500% per month (6.00% per annum). Furthermore, if on every Scheduled Trading Day in an Accrual Period the Closing Level is equal to or less than the Barrier Level, then you will not receive any interest payment on the related Interest Payment Date. It may be possible that the Closing Level is equal to or less than the Barrier Level on every Scheduled Trading Day in every Accrual Period, which would result in you receiving no interest payments on your Notes throughout all Accrual Periods.

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Return on the Notes Will be Limited—The return on the Notes will be limited to the sum of your Interest Payments, even if the Closing Level of the Reference Asset greatly exceeds the Initial Level at one or more times during the term of the Notes. The maximum possible return on the Notes is 6.00% per annum, which would be achieved only if (i) the Closing Level of the Reference Asset is greater than the Barrier Level on every Scheduled Trading Day of every Accrual Period and (ii) the Final

Level is greater than the Barrier Level. You will not receive the dividend yield on, or share in any appreciation of, the Reference Asset over the term of the Notes (although you will bear the downside risk if the Reference Asset’s Final Level depreciates by more than 20% from the Initial Level).

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage. If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level declines from the Initial Level. If the Final Level declines from the Initial Level by more than 20.00%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20.00%. As such, you may lose up to 80% of the principal amount of your Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

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Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price on any monthly Interest Payment Date beginning with the Interest Payment Date scheduled to occur in May 2014, provided the Issuer gives at least five Business Days’ prior written notice to the trustee. If the Issuer exercises its redemption option, you will receive on the applicable Early Redemption Date a cash payment equal to 100% of the principal amount of your Notes together with any Interest Payment that may be due on such date. This amount may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No additional payments will be due after the Early Redemption Date. The Issuer’s right to redeem the Notes may also adversely impact or limit your ability to sell your Notes and the price at which they may be sold (which may impact your ability to realize any market appreciation of the value of your Notes).

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The Payment at Maturity of Your Notes is Not Based on the Level of the Reference Asset at Any Time Other than the Closing Level on the Final Valuation Date—The Final Level of the Reference Asset will be based solely on the Closing Level on the Final Valuation Date. Therefore, if the level of the Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Reference Asset prior to such drop.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities of the Reference Asset would have.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the Interest Payments (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any Interest Payments you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Asset on any Scheduled Trading Day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the component stocks of the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

DESCRIPTION OF THE INDEX

All information regarding the Russell 2000® Index set forth in this preliminary pricing supplement reflects the policies of, and is subject to change by, Russell Investments (“Russell”). The Russell 2000® Index was developed by Russell and is calculated, maintained and published by Russell. The Russell 2000® Index is reported by Bloomberg under the ticker symbol “RTY <Index>”.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and represented, as of March 31, 2013, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of March 31, 2013, approximately 98% of the investable U.S. equity market.

Selection of Stocks Underlying the Russell 2000® Index

Security Inclusion Criteria

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U.S. company. All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

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Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion.

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Minimum Closing Level. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s Closing Level is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily Closing Levels (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s Closing Level (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a Closing Level at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion.

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Primary exchange pricing. If a stock, new or existing, does not have a Closing Level at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a Closing Level at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

•	Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Russell 2000® Index.

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Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices. Companies with 5% or less will be removed from eligibility.

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Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development companies (BDCs) are eligible.

•	Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and trust receipts are not eligible for inclusion.

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Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis.

All Russell indices, including the Russell 2000® Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the last trading day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter.

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Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

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Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Russell 2000® Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Russell 2000® Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary Closing Level by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

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Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•	Employee stock ownership plan shares. Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

•	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

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Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 2000® Index

Changes to all Russell U.S. indices, including the Russell 2000® Index, are made when an action is final.

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“No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•	Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000® Index.

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Re-incorporations. Members of the Russell 2000® Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Russell 2000® Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

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Re-classifications of shares (primary vehicles). Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

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Rights offerings. Rights offered to shareholders are reflected in the Russell 2000® Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

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Changes to shares outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non- Index member and other potential changes are updated at the end of the month (with the sole exception of June) which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

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Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs. Spin-off companies are added to the Russell 2000® Index if warranted by the market capitalization of the spin-off company.

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Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Russell 2000® Index, will be increased simultaneously.

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Delisting. Only companies listed on U.S. exchanges are included in the Russell 2000® Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Russell 2000® Index.

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Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Russell 2000® Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000® Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

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Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

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Dividends. Gross dividends are included in the daily total return calculation of the Russell 2000® Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as cash.

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Halted securities. Halted securities are not removed from the Russell 2000® Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000® Index is available on the following website: http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this preliminary pricing supplement.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with the Russell Investments (“Russell”) whereby we, in exchange for a fee, are permitted to use the Russell 2000 Index and its related trademarks in connection with certain Notes, including the Notes. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in the preliminary pricing supplement:

“The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the Notes upon which the Russell 2000 Index is based. Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell Investments and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Notes.

Historical Information Regarding the Russell 2000® Index

The following table sets forth the high and low Closing Levels of the Russell 2000® Index, as well as end-of-quarter Closing Levels, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	643.42	644.16
December 30, 2011	765.43	609.49	740.92
March 30, 2012	846.13	747.28	830.3
June 29, 2012	840.63	737.24	798.49
September 28, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
April 30, 2013*	947.46	901.51	947.46

*	For the period commencing April 1, 2013 and ending on April 30, 2013

The following graph sets forth the historical performance of Russell 2000® Index the based on daily Closing Levels from January 1, 2008 through April 30, 2013. The Closing Level of the Russell 2000® Index on April 30, 2013 was 947.46.

Historical Performance of the Russell 2000® Index

We obtained the Russell 2000® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Russell 2000® Index on any Scheduled Trading Day, including the Final Valuation Date. We cannot give you assurance that the performance of the Russell 2000® Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.